UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.2)*

Xfone, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98414Y109
(CUSIP Number)

March 23, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors, LP

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

3,208,628

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

3,208,628

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

3,208,628

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* [X]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

12.           TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors II, LP

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

359,156

7.           SOLE DISPOSITIVE POWER
0

8.           SHARED DISPOSITIVE POWER

359,156

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

359,156

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%

12.           TYPE OF REPORTING PERSON*

                                PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Equity Investors (Offshore) Ltd.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

438,325

7.           SOLE DISPOSITIVE POWER
0

8.           SHARED DISPOSITIVE POWER

438,325

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

438,325

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* [ ]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

12.           TYPE OF REPORTING PERSON*

                               CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Burlingame Asset Management, LLC

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.           SEC USE ONLY

4.           CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.           SOLE VOTING POWER

0

6.           SHARED VOTING POWER

3,793,841

7.           SOLE DISPOSITIVE POWER

0

8.           SHARED DISPOSITIVE POWER

3,793,841

9.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

3,793,841

10.           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES* [X]

11.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99%

12.           TYPE OF REPORTING PERSON*

                                OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blair E. Sanford

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)[x]
(b)[ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,793,841

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,793,841

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

3,793,841

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[X]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.99%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment is filed with respect to the shares of the common stock, having $.001 par value per share (the "Common Stock"), of Xfone, Inc. (“Issuer”), beneficially owned by the Reporting Persons (as defined below) as of April 2, 1010 and amends and supplements the Schedule 13G filed on December 21, 2009, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

-	Burlingame Equity Investors, LP (“Onshore Fund”).

-	Burlingame Equity Investors II, LP (the “Onshore Fund II”).

-	Burlingame Equity Investors (Offshore) Ltd. (“Offshore Fund”).

-	Burlingame Asset Management, LLC (“BAM”).

-	Blair E. Sanford (“Mr. Sanford”).

BAM is the general partner of each of the Onshore Fund and Onshore Fund II Fund, and the investment manager of the Offshore Fund.  Mr. Sanford is the managing member of BAM.  BAM and Mr. Sanford may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Onshore Fund, Onshore Fund II Fund and the Offshore Fund.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i) Due to the Ownership Limitation (as defined below), the Onshore Fund individually beneficially owns 3,208,628 shares of Common Stock, consisting of: (A) 2,675,505 shares of Common Stock and (B) warrants exercisable for 533,123 shares of Common Stock.  Due to the Ownership Limitation, the Onshore Fund individually disclaims beneficial ownership of warrants with respect to 304,609 shares of Common Stock.

(ii) The Onshore Fund II Fund individually beneficially owns 359,156 shares of Common Stock, consisting of: (A) 271,725 shares of Common Stock and (B) warrants exercisable for 87,431 shares of Common Stock.

(iii) The Offshore Fund individually beneficially owns 438,325 shares of Common Stock, consisting of: (A) 313,488 shares of Common Stock and (B) 124,837 shares of Common Stock.

(iv) BAM, as the general partner of the Onshore Fund and Onshore Fund II Fund, and the investment manager of the Offshore Fund, may be deemed to beneficially own the 3,793,841 shares of Common Stock beneficially owned by them.

(v) Mr. Sanford may be deemed to be the beneficial owner of the 3,793,841 shares of Common Stock beneficially owned by BAM.

(vi) Due to the Ownership Limitation, collectively, the Reporting Persons beneficially own 3,793,841 shares of Common Stock.  Due to the Ownership Limitation, the Reporting Persons disclaim beneficial ownership of warrants with respect to 516,877 shares of Common Stock.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock into which the warrants issued by the Issuer (which expire on March 22, 2015) held by the Reporting Persons (the “2015 Warrants”) are exercisable are limited pursuant to the terms of the 2015 Warrants to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 19.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").  The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the 2015 Warrants if such exercise would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation (as is currently the case).  As of the date of this filing, the Reporting Persons disclaim beneficial ownership with respect to 2015 Warrants exercisable for 516,877 shares of Common Stock.

(b)	Percent of Class:

(i)      The Onshore Fund’s individual beneficial ownership of 3,208,628 shares of Common Stock represents 16.9% of all of the outstanding shares of Common Stock.

(ii)      The Onshore Fund II Fund’s individual beneficial ownership of 359,156 shares of Common Stock represents 1.9% of all of the outstanding shares of Common Stock.

(iii)      The Offshore Fund’s individual beneficial ownership of 438,325 shares of Common Stock represents 2.4% of all of the outstanding shares of Common Stock.

(iv)      BAM’s and Mr. Sanford’s beneficial ownership of 3,793,841 shares of Common Stock represents 19.99% of all of the outstanding shares of Common Stock.

(v)      Collectively, the Reporting Persons’ beneficial ownership of 3,793,841 shares of Common Stock represents 19.99% of all of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The Onshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 3,208,628 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Onshore Fund II Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 359,156 shares of Common Stock individually beneficially owned by the Onshore Fund II Fund.

The Offshore Fund, BAM and Mr. Sanford have shared power to vote or direct the vote of the 438,325 shares of Common Stock individually beneficially owned by the Offshore Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The Onshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 3,208,628 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Onshore Fund II Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 359,156 shares of Common Stock individually beneficially owned by the Onshore Fund II Fund.

The Offshore Fund, BAM and Mr. Sanford have shared power to dispose or direct the disposition of the 438,325 shares of Common Stock individually beneficially owned by the Offshore Fund.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  April 2, 2010

BURLINGAME EQUITY INVESTORS, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/    Blair E. Sanford
                                Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS II, LP
By: Burlingame Asset Management, LLC, as General Partner

By:  /s/   Blair E. Sanford
                                Blair E. Sanford, Managing Member

BURLINGAME EQUITY INVESTORS (OFFSHORE) LTD.

By:  /s/  Blair E. Sanford
               Blair E. Sanford, Director

BURLINGAME ASSET MANAGEMENT, LLC

By:  /s/  Blair E. Sanford
               Blair E. Sanford, Managing Member

/s/  Blair E. Sanford
       Blair E. Sanford